UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2023

COMMISSION FILE NUMBER 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9-9531142

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 25, 2023, NeuroSense Therapeutics Ltd. (“NeuroSense”) (Nasdaq: NRSN) submitted to the Securities and Exchange Commission a Form 6-K relating to a strategic business and scientific collaboration with a leading global biotechnology company. This Form 6-K provides additional information regarding this collaboration.

In May 2023, NeuroSense entered into a Collaborative Evaluation Agreement (the “Agreement”) with Biogen MA Inc. ("Biogen"), a subsidiary of Biogen Inc. (Nasdaq: BIIB). Under the terms of the Agreement, Biogen will evaluate the impact of PrimeC on neurofilament levels in the plasma of participants in PARADIGM, NeuroSense’s Phase 2b clinical trial for the treatment of amyotrophic lateral sclerosis (”ALS”). Biogen will fund the neurofilament biomarker study and conduct the analysis.

As part of the collaboration, NeuroSense will provide blood samples from 69 participants in PARADIGM to Biogen for biomarker analysis at several time points. Biogen will evaluate neurofilament levels and provide NeuroSense with the results. NeuroSense will share its clinical outcome per patient as well as results from other biomarkers being evaluated. The companies will jointly explore correlations among endpoints, including biomarkers and clinical outcome measures.

Under the terms of the Agreement, Biogen received a right of first refusal for a definitive licensing agreement to co-develop and/or commercialize PrimeC for the treatment of ALS. The right of first refusal commences upon the initial delivery to Biogen of blood samples to conduct the neurofilament biomarker study and will end a specified number of days following delivery to NeuroSense of the results of the neurofilament biomarker study. Intellectual property that is developed in connection with the neurofilament biomarker study will be jointly owned. PrimeC and all related intellectual property will remain under the ownership of NeuroSense.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form F-3 (File No. 333-269306) and Form S-8 (File No. 333-262480), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

By:	/s/ Alon Ben-Noon
	Name:	Alon Ben-Noon
	Title:	Chief Executive Officer

Date: June 13, 2023

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